Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On March 12, 2009, NRG Energy, Inc. (“NRG”) issued the following open letter to all NRG stockholders.
NRG Energy, Inc. Issues Open Letter to NRG Stockholders
PRINCETON, NJ; March 12, 2009—NRG Energy, Inc. (NYSE: NRG) today issued the following open letter to NRG stockholders:
March 12, 2009
Dear Fellow NRG stockholders:
As there are two sides to every coin, there are two sides to every fixed exchange ratio offer. Over the past two weeks, we have communicated with you about the economic value NRG has demonstrated, for its part, through the pending Reliant Retail acquisition and MIBRAG sale, and eSolar development deal. It is equally important, in light of Exelon’s announcements this week, that NRG stockholders be aware of the significant erosion in Exelon’s financial outlook. Please keep in mind that the Exelon offer, not only is a fixed exchange ratio offer, it contains no floor or collar. As such, the Exelon offer, which Exelon has repeatedly claimed represents a 37% premium or $26.43 per NRG share to you is, as of the close of business yesterday, now worth $20.07 per NRG share, or a 4% premium per share to our price on October 17.
As you know, the primary objection of NRG’s management and Board of Directors to the Exelon offer has been and continues to be the price. The exchange ratio of 0.485x does not come close to compensating you for the value of your interest in your Company. NRG’s substantial liquidity, ample cash balances, extensively hedged baseload position combined with our proven ability to be nimble put us in a strong position to capitalize on the opportunities in the marketplace as we have so recently demonstrated. In contrast, Exelon has made disclosures this week that heighten our previously stated concerns about Exelon’s lack of a financing plan or a cogent management and hedging strategy for the combined company.
Relative Value: Accretion/Dilution—During its March 10th Analyst Conference, Exelon acknowledged substantial projected weakness in its 2011 earnings and cash flow. This sudden and severe change of viewpoint is notable given that Exelon has been touting its “significant uplift in 2011” as one of the primary benefits of its offer for NRG stockholders. Given that Exelon’s hedging levels are dramatically lower than was previously understood, we are concerned about the uncertain impact on earnings and cash flow stability. Our view is that the Exelon exchange offer not only needs to be improved, but also that a dollar-based floor value needs to be added to protect NRG’s stockholders against the recent and potentially future deterioration in Exelon’s stock price.
Financing Plan—NRG also has significant issues with the finance plan for their proposed offer. In addition to the lack of committed financing, Exelon has now disclosed that additional equity financing and/or asset sales will be required to maintain investment grade credit ratings. Given the severely depressed state of the current market for asset sales, we are concerned that Exelon will be required to issue a very substantial amount of new equity in this severely challenged equity market. This is indeed troubling, as it will dilute your interest in addition to the decline in their 2011 cash flow.
Management Plan—Given the events of Exelon’s Analyst Day, it is essential that Exelon demonstrate how they intend to operate, manage, hedge and collateralize a 48GW, 200 million megawatt-hour/year power generation portfolio. This is of the utmost importance to NRG and its stockholders, but it should be equally important to Exelon’s Board of Directors and stockholders.
We want to assure you that we will continue to pursue our path of creating value within NRG and through the opportunities open to us in the market, including the opportunity to sell NRG to Exelon or another entity at the right price with reasonable terms to NRG stockholders. In that regard, we will remain focused on how much is being offered by Exelon but also—in light of Exelon’s recent disclosures—on what is being offered.
Sincerely,

/s/ David Crane	/s/ Howard Cosgrove

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
Important Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement and white proxy card in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.
In response to the exchange offer proposed by Exelon Corporation referred to in this news release, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S

SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.
Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Information regarding NRG’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 12, 2009, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Detailed information regarding the names, affiliations and interests of individuals who will participate in the solicitation of proxies of NRG’s stockholders will also be available in NRG’s proxy statement for the 2009 Annual Meeting.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.
Contacts:

Media:	Investors:
Meredith Moore	Nahla Azmy
609.524.4522	609.524.4526

Lori Neuman	Dave Klein
609.524.4525	609.524.4527

Dave Knox	Erin Gilli
713.795.6106 (Texas and Louisiana)	609.524.4528